Ares Acquisition Corporation

245 Park Avenue, 44th Floor

New York, NY 10167

March 24, 2023

VIA EDGAR

Attention:	Eiko Yaoita Pyles

Kevin Stertzel

Eranga Dias

Evan Ewing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ares Acquisition Corporation

Draft Registration Statement on Form S-4

Filed January 25, 2023

File No. 333-269400

Ladies and Gentlemen:

Set forth below are the responses of Ares Acquisition Corporation (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 22, 2023 with respect to the Company’s Registration Statement on Form S-4 (File No. 333-269400), initially filed with the Commission on January 25, 2023 (the “Registration Statement”).

Concurrent with the submission of this letter, we are submitting an Amended Registration Statement on Form S-4 (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the Amended Registration Statement unless otherwise specified.

Draft Registration Statement on Form S-4 Filed January 25, 2023

Cover Page

1.	The discussion of the risks related to your Up-C structure, the Tax Receivable Agreement and the resulting redirection of cash flows to the pre-business combination owners should be enhanced and given more prominence in your prospectus. Please revise your prospectus cover page to disclose that the TRA confers significant economic benefits to the pre-business combination owners, redirects cash flows to the TRA participants at the expense of the rest of your shareholders, and materially affects your liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to you for other uses. Because the arrangement could be considered a windfall for the pre-business combination owners, your disclosure should quantify the range of payments associated with agreement.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement.

Market and Industry Data, page xii

2.	We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified this information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page xii of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, page 1

3.	Please revise this section to clearly describe each of the securities that will be outstanding post-business combination, including the voting rights of each security. Additionally, revise to disclose, if material, any conflicts of interest, economic differences or potential economic differences between the securities, including the OpCo common units, and the risks that such differences pose to public stockholders.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Amended Registration Statement.

4.	Please disclose the total combined voting power of the X-energy Founder post-business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Amended Registration Statement.

5.	Please revise this section to quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 16 through 18 of the Amended Registration Statement.

We will depend on pre-sales revenue to fund our demonstration, corporate growth and commercial development..., page 39

6.	We note your disclosure that you have previously experienced delays and/or other complications in the design, manufacture, production and delivery of the Xe-100 and related technology, such as the TRISO-X Fuel Fabrication Facility. Please revise to identify the reasons for those delays and disclose how your business has been affected.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 43 of the Amended Registration Statement.

We are subject to information technology and cyber security threats..., page 48

7.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 53 of the Amended Registration Statement.

Summary of Financial Analysis, page 131

8.	We note that Ocean Tomo reviewed prospective financial information and forecasted unlevered cash flows of X-energy for fiscal year 2022 through fiscal year 2036 in connection with the preparation of its fairness opinion. Please clarify whether the AAC board, Special Committee or Ocean Tomo reviewed projected or prospective financial information of X-Energy in connection with the Business Combination in addition to the Unit Economic information provided on pages 147 through 151. If so, please revise to include those projections and disclose all material assumptions and estimates underlying those projections.

RESPONSE: We confirm that the Amended Registration Statement includes all projected or prospective financial information of X-energy reviewed by the AAC Board and Special Committee in connection with the Business Combination.

We further advise the Staff that the Amended Registration Statement includes all information that Ocean Tomo reviewed in developing the analyses supporting its fairness opinion. The analyses utilized by Ocean Tomo in rendering its fairness opinion were the discounted cash flow analysis and the market approach analysis. Both of these analyses were developed by Ocean Tomo based on the unit economics information disclosed in the Amended Registration Statement and applying the related assumptions disclosed in the Amended Registration Statement and Ocean Tomo’s industry expertise. In preparing its discounted cash flow analysis, Ocean Tomo developed the forecasted unlevered cash flows of X-energy for the fiscal years ending 2022 through 2036 discussed in the Amended Registration Statement based on the unit economics information. In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Amended Registration Statement to clarify that the forecasted unlevered cash flows of X-energy that Ocean Tomo reviewed as part of its discounted cash flow analysis were developed by Ocean Tomo based on the unit economics information. Similarly, the projected financial information that Ocean Tomo reviewed in developing its analyses was the unit economics information and related assumptions.

We further advise that while Ocean Tomo had access to materials provided by X-energy and other sources in connection with the preparation of its fairness opinion, Ocean Tomo relied on the unit economics information and not on these other materials in connection with the development of its discounted cash flow and market approach analyses. In response to the Staff’s comment, in its discussion of the process undertaken by Ocean Tomo, the Company has included a summary of the material assumptions underlying the unit economics information on page 140 of the Amended Registration Statement, as more fully described under “The Business Combination Proposal—Unit Economics Information” on pages 147 through 151.

9.	We note your disclosure that Ocean Tomo's opinion was furnished "solely for the use and benefit of the Special Committee in connection with assessing the fairness of the Purchase Price." We also note the language in the fairness opinion itself on page N-1 which states that the fairness opinion is “furnished solely for the use and benefit of the Directors[.]” As written these statements may be construed as disclaimers of any potential liability Ocean Tomo may owe to security holders. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.

RESPONSE: In response to the Staff’s comment, Ocean Tomo has advised the Company that its engagement letter with the Special Committee does not create any contractual relationship with the shareholders of the Company. See Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008) in which the 7th Circuit dismissed state law claims by target shareholders against the target company’s financial advisor arising out of the inclusion of a fairness opinion in a merger proxy statement holding that, under the terms of the financial advisor’s engagement letter, no contractual or extra-contractual duties to shareholders arose. The court there stated that “…we see no way that the Shareholders can show that their relationship with Morgan Stanley possessed the ‘special circumstances’ necessary to give rise to an extra-contractual fiduciary duty.... The exhibits leave no doubt that Morgan Stanley did not accept any such responsibility, and so no fiduciary duty toward the Shareholders ever arose. The engagement letter, which defines the advising relationship, explicitly noted that Morgan Stanley was working only for the corporation... Thus, Morgan Stanley never owed any contractual nor extra-contractual duty to the Shareholders.” We note that Ocean Tomo’s engagement letter with the Special Committee contains a similar provision expressly providing that Ocean Tomo will provide the Company with a fairness opinion as to the fair market value and purchase price of X-energy. There are no extra-contractual duties to shareholders contemplated in Ocean Tomo’s engagement letter.

Ocean Tomo has also advised the Company that although certain U.S. state courts applying U.S. law have posited that the fiduciary relationship between a special committee of a U.S. corporation and its shareholders under state corporate law may establish privity between the shareholders and any persons in contractual privity with the special committee, Ocean Tomo believes that such legal authority is not applicable in the present case. The Company is organized under the laws of the Cayman Islands and the relationship of the Special Committee and the Company and its shareholders are governed by Cayman Islands law. Ocean Tomo has advised the Company that it does not believe that under the laws of the Cayman Islands there is any similar doctrine to “extra-contractual fiduciary duty” and no such fiduciary relationship therefore arises between Ocean Tomo and the Company’s shareholders as a result of Ocean Tomo’s rendering of a fairness opinion to the Special Committee in this transaction.

The Company is also advised by its Cayman Islands attorneys that a relationship between Ocean Tomo and the shareholders does not exist based on the following:

1. The law of the Cayman Islands derives from several sources but in general is based upon English and British Commonwealth common law, equity, and local legislation enacted by the Parliament of the Cayman Islands or its predecessors. English and United Kingdom legislation has no application in the Cayman Islands (save where they are, on occasion, expressly extended to the Cayman Islands). The Courts of the Cayman Islands generally adopt positions that are consistent with English and British Commonwealth common law and equity, but that is subject to any modifications imposed by local legislation or regulation.

2. The highest first instance court in the Cayman Islands is the Grand Court (the "Grand Court"). Appeals from the Grand Court lie to the Court of Appeal of the Cayman Islands and, subject to certain restrictions, there is a right of second appeal to the Judicial Committee of the Privy Council in London. Decisions of the Privy Council (which is the final appellate court for British Overseas Territories such as the Cayman Islands and certain British Commonwealth jurisdictions) on the common law and equity are, in the usual course, binding on the courts of the Cayman Islands. Decisions of the English Courts on the common law and equity, particularly of the Supreme Court (and before that the House of Lords) and the Court of Appeal, while not strictly binding on the courts of the Cayman Islands, are considered persuasive authority, and are usually followed in practice. Authorities from elsewhere in the British common law world, including Australia, New Zealand, and Hong Kong are also often treated as persuasive authorities. The Cayman Islands follows a system of precedent in the application of its laws, and applies the doctrine of stare decisis to Court decisions.

3. They are not aware of any precedent in Cayman Islands law which has ruled that an advisor in the position of Ocean Tomo, as a counterparty to a contract with a special committee of a company, owes duties, including contractual, tortious (see below) and/or fiduciary, to the shareholders, such that a cause of action could be pursued directly by such shareholders against the financial advisor. A claim in contract requires for there to be privity of contract such that non-parties to the contract have no right to bring a contract claim (In The Matter Of Omni Securities Limited (No. 3) [1998 CILR 275]).

4. If faced with a claim by a shareholder that an advisor to a Special Committee of the board of the Cayman Islands company owed fiduciary duties to the shareholders, the Cayman Islands court would likely strike out the claim. As a matter of Cayman Islands law, a third party in the position of Ocean Tomo, will not normally owe fiduciary duties to either the company (for which the duty is typically contractual) nor to the shareholders (of which there is no fiduciary duty at all). A claimant shareholder would have no standing to bring the claim. A claim belonging to a company, for example as a counterparty to a contract with a financial advisor, for breach of contract and/or a tort, can only be brought in a court of law by the company itself. A shareholder has no right to seek to vindicate the company’s cause of action: Foss v Harbottle (1843) 2 Hare 461.

5. The categories of fiduciary relationship in Cayman Islands law are not closed (English v Dedham Vale Properties [1978] 1 W.L.R. 93 at 110) and common categories include: trustee and beneficiary; agents and principals; solicitors and clients; promoters and the company they are promoting; partners to each other; guardians to their wards; receivers on whose behalf s/he act; directors and companies etc. In the usual course, the relevant touchstone is that: “a fiduciary is someone who has undertaken to act for or on behalf of another in a particular matter in circumstances which give rise to a relationship of trust and confidence” (Bristol & West Building Society v Mothew [1998] Ch. 1 at 18). It is unlikely that Ocean Tomo's role with the Special Committee of a company could have a relationship of trust and confidence with the shareholders of the company therein.

6. In the Supreme Court of the United Kingdom case of Sevilleja v Marex Financial Ltd [2020] UKSC 31, it was held that shareholders are barred from bringing claims which seek to recover a sum equal to the diminution in the market value of its shares, or equal to the likely diminution in dividend, due to a rule of law known as “reflective loss” such that when a shareholder acquires a share he accepts the fact that the value of his investment follows the fortunes of the company and that he can only exercise his influence over the fortunes of the company by the exercise of his voting rights in general meetings.

7. As a matter of procedure, a shareholder may be able to bring a derivative action on behalf of a company against a third party advisor to the company if it can be shown that those in control of the company (i.e., the board of directors) do not want to pursue a valid claim on the company’s behalf (Prudential Assurance Co Ltd v Newman Industries Ltd (No 2) [1982] Ch 204 at 211). However, the claim would still belong to the company, who would be the named plaintiff, and the not shareholders.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 138 and 139 to include the legal basis for the Company’s and Ocean Tomo’s belief that shareholders cannot rely on Ocean Tomo’s fairness opinion to bring state law actions.

U.S. Federal Income Tax Considerations, page 177

10.	We note that you intend that the merger will qualify as a "reorganization" within the meaning of Section 368(a). Please revise your disclosures to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Refer to Sections III.B and C of Staff Legal Bulletin 19.

RESPONSE: The Company acknowledges the Staff’s comment with respect to whether the Domestication qualifies as a “reorganization” within the meaning of Section 368(a) and has revised pages 185 and 186 of the Amended Registration Statement accordingly. In response to the Staff’s comment on the related tax opinion, the Company has revised the disclosure to identify counsel and counsel is providing a short-form tax opinion filed as exhibit number 8.1 to the Amended Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Equity Capitalization, page 197

11.	Please revise to include the 2,303,325 Earn Out Shares expected to be received by Management LLC in the “Other instruments” table on page 198, or explain why you do not believe such revision is necessary.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the 2,303,325 Earn Out Units expected to be received by Management LLC are included in the 25,000,000 Earn Out Units being issued in total to X-energy Members.

Adjustment B, page 204

12.	We note that pursuant to the PIPE Commitment Letter, the purchase commitment will be reduced up to $25.0 million, on a dollar-for-dollar basis by the amount by which (i) the sum of (A) the amount of cash available in the Trust Account immediately prior to the Closing, less amounts required for the Redemptions (to the extent not already paid); plus (B) the aggregate proceeds, if any, actually received by AAC from the PIPE Investment (including any amount actually funded pursuant to the Commitment Letter); plus (C) the aggregate amount actually funded to X-energy in connection with any Permitted Financing prior to January 15, 2023, exceeds (ii) $400,000,000. Please tell us how you determined that the full commitment amount of $45.0 million will be purchased.

RESPONSE: In response to the Staff’s comment, the Company has revised page 213 to reflect (1) $20.0 million in PIPE received in the no redemption scenario and (2) $45.0 million in PIPE received in the maximum redemptions scenario.

13.	We note that you classified the Series A Preferred Stock as temporary equity. Please describe the material terms of the Series A Preferred Stock including, but not limited to, voting, conversion, and redemption rights. We also note that your disclosure for the New X-Energy Preferred Stock in Description of New X-energy Securities on page 234 states “No shares of New X-energy Preferred Stock will be issued or outstanding immediately after the completion of the Business Combination.” Please revise to resolve the inconsistency and include the material terms of the Series A Preferred Stock.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 120 and 244 of the Amended Registration Statement.

Adjustment C, page 204

14.	Your disclosure states that the pro forma adjustment was made to record transaction costs of $80.0 million, relating to legal, third-party advisory, investment banking, and other miscellaneous fees which were direct and incremental to the Business Combination. However, $35.0 million of the $80.0 million appears to be related to deferred underwriter commissions recorded by AAC in connection with its IPO. Please revise your disclosure to more fully clarify the nature of the transaction costs.

RESPONSE: In response to the Staff’s comment, the Company has revised page 214 to clarify the nature of the transaction costs.

Basis of Presentation, page 204

15.	Please explain why you believe the business combination between AAC and X-energy should be accounted for as a common control transaction, and revise your disclosure to include the basis for your conclusion. For reference, see ASC 805-50-15-6.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that X-energy Founder, who has a controlling financial interest in X-energy LLC prior to the business combination, will have a controlling financial interest in New X-energy after the business combination. Therefore, the Company concludes that the business combination represents a combination between entities under common control, and thus is exempt from the business combination guidance in ASC 805-10. Rather, the guidance in ASC 805-50 should be applied to the combination of X-Energy LLC’s net assets with New X-energy. The Company has revised the disclosure on page 207 to include the basis for this conclusion.

Adjustment E, page 205

16.	We note that as part of the issuance of New X-energy Common Stock, X-energy’s legacy Series A redeemable convertible preferred stock and legacy Series B redeemable convertible preferred stock will be eliminated and converted into permanent equity at Closing. As this transaction does not appear to be discussed elsewhere, please revise your disclosures throughout the filing to include a discussion of any transactions related to the preferred stock that are expected to occur in connection with the Business Combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages viii, xv, 5, 97 and 204 of the Amended Registration Statement.

Adjustment F, page 205

17.	Please revise to disclose the method you used, including material assumptions and estimates, to determine the adjustment amounts recorded for the Earn Out Securities and modification of the AAC Support Parties’ Private Placement Warrants.

RESPONSE: In response to the Staff’s comment, the Company has revised page 214 to disclose the method, including material assumptions and estimates, used to determine the adjustment amounts recorded for the Earn Out Securities. The Company has also revised page 214 to note that the impacts to the AAC Support Parties’ Private Placement Warrants are governed by the terms of the Sponsor Support Agreement.

Adjustment H, page 205

18.	We note that Management LLC will receive 2,303,325 Earn Out Shares at closing. Please revise to disclose how this is reflected in the pro forma financial statements, or explain to us why it is not reflected.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the 2,303,325 Earn Out Units expected to be received by Management LLC are included in the 25,000,000 Earn Out Units being issued in total to X-energy Members.

Adjustment L, page 205

19.	Please explain why you believe X-energy OpCo Common Units held by non-controlling interests should be classified in mezzanine equity.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that, based on its further analysis, X-energy OpCo Common Units held by non-controlling interests will be classified as permanent equity. Based on the contractual terms and the evaluation of the factors in ASC 815-40-25, the potential cash delivered in settlement of the redemption rights is limited to the cash proceeds to be received from a new permanent equity offering (i.e., through issuance of shares of Class A Common Stock) as the result of an IPO or private sale of the Company’s Class A Common Stock.

Customers and Partners, page 265

20.	Please revise to further describe the material terms of your exclusive framework agreement with Ontario Power Generation.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 277 of the Amended Registration Statement.

Our Business Model, page 272

21.	We note your discussion of the projected Unit Economics in MD&A. Please revise to provide a cross reference to the Unit Economic Information section and the material assumptions underlying the projections and the limitations of those projections.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 285 of the Amended Registration Statement.

X-Energy Reactor Company, LLC Financial Statements Note 8 - Debt, page F-90

22.	We note that X-energy had $37.4 million in convertible notes as of September 30, 2022, and issued $20.0 million in additional convertible notes on October 7, 2022. Please revise to disclose the effect of the Business Combination on the rights of the noteholders, including their conversion rights, and the impact on the pro forma financial information, if any.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that X-energy is in the process of converting all existing C-1 Notes to C-2 Notes, which is expected to occur prior to the next filing. Therefore, the Company respectfully submits this comment is not applicable.

Exhibits

23.	Please file the following agreements or explain why you are not required to do so:

•	joint venture agreement with Intuitive Machines, LLC;
•	applicable management and director compensation agreements; and
•	all material debt and guaranty agreements.

RESPONSE: The Company acknowledges the Staff's comment and has filed, or will file once finalized, all applicable management and director compensation agreements and all material debt and guaranty agreements with the Amended Registration Statement.

The Company also acknowledges the Staff's comment regarding the joint venture agreement with Intuitive Machines, LLC and advises the Staff that the joint venture agreement is not required to be filed as an exhibit to the Amended Registration Statement due to the immateriality of such joint venture agreement. Item 601(b)(10) of Regulation S-K under the Securities Act of 1933, as amended, requires a contract to be filed as an exhibit where it is (i) “material to the registrant,” (ii) “not made in the ordinary course of business” and (iii) “to be performed in whole or in part at or after the filing of the registration statement or report.” As disclosed in the Registration Statement, the joint venture, IX, LLC, was formed by X-energy and Intuitive Machines, LLC in 2021 to bid upon and, if successful, perform the contract awarded pursuant to the National Aeronautics and Space Administration (“NASA”) and Department of Energy's (the “DOE”) request for proposals for selection of a funding award/contract for lunar fission surface power. In the third quarter of 2022, the DOE and NASA awarded IX, LLC a contract to conduct a one-year study to advance the design of a fission surface power solution that will deliver a minimum 40 kW electric-power system to the Moon by 2028. For the fiscal year ended December 31, 2022, X-energy recorded $0.1 million of revenues associated with this joint venture and incurred $0.1 million of direct costs in connection with this joint venture. Further, the future of the joint venture depends on facts and circumstances that are not known to the Company at the time of this filing, including being entirely dependent on the outcome of the one-year study. As such, the Company respectfully submits that the joint venture agreement is immaterial at this time and, therefore, not required to be filed as an exhibit to the Amended Registration Statement. To the extent the one-year study proves successful and the joint venture agreement becomes material, the Company will promptly file it in a subsequent filing with the Commission.

General

24.	We understand that the sponsor may receive additional securities pursuant to an anti- dilution adjustment based on the company's additional financing activities. If applicable, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

RESPONSE: We advise the Staff that the Sponsor will not receive additional securities pursuant to an anti-dilution adjustment based on the Company’s additional financing activities. An affiliate of Ares has committed that it, or its affiliated vehicles or designees, will purchase in a private placement to close immediately prior to the Closing of up to 45,000 shares of Series A Preferred Stock at a purchase price of $1,000.00 per share, resulting in gross proceeds to AAC of up to $45.0 million, as such amounts may be reduced pursuant to the Commitment Letter. The Series A Preferred Stock may be converted in accordance with its terms into New X-energy Class A Common Stock at a conversion price of $10.00 per share, subject to customary anti-dilution adjustments. However, it is currently contemplated that the Series A Preferred Stock will remain outstanding as of the closing of the Business Combination. The Company will revise its disclosure if there are any changes in connection with any other potential financing activities.

25.	Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xviii, xix, 250 and 251 of the Amended Registration Statement to reflect AAC Holdings II LP’s potential ownership interest in the combined company assuming the conversion of the Series A Preferred Stock at $10.00 per share immediately following the Closing. The Sponsor’s ownership percentages in New X-energy before and after the conversion of all other securities are otherwise reflected in “Questions and Answers for Shareholders of AAC” under the question, “What equity stake will current AAC shareholders and X-energy Members hold in New X-energy immediately after the Closing?” located on pages xviii and xix of the Amended Registration Statement and in “Beneficial Ownership of Securities” located on pages 248 through 251 of the Amended Registration Statement.

26.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 28 and 29 of the Amended Registration Statement. Further, the Company advises the Staff that Citigroup Global Markets Inc. and UBS Securities LLC, in their capacities as capital markets advisors to the Company, and Moelis & Company LLC, in its capacity as financial advisor to the Company, have conducted due diligence on X-energy and AAC. Accordingly, we respectfully believe that no disclosure of risks regarding the absence of due diligence is required.

27.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18, 19 and 147 of the Amended Registration Statement to address the potential conflict of interest resulting from the waiver of the corporate opportunities doctrine in its charter. Further, the Company advises the Staff that the Company is not aware of any officer or director of the Company who refrained from presenting any opportunity to acquire a target business to the Company in reliance on the charter’s limited waiver or the corporate opportunities doctrine or as a result of a pre-existing fiduciary or contractual obligation. To the Company’s knowledge, the waiver of the corporate opportunities doctrine in its charter did not impact the Company’s search for an acquisition target.

28.	Please update the registration statement to reflect the results of your February 2, 2023 extraordinary general meeting. Please include the number of shares that were redeemed and update the amount remaining in the trust account.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Registration Statement to reflect the results of the February 2, 2023 extraordinary general meeting, including the number of shares that were redeemed and the amount remaining in the trust account.

29.	We note that the registration statement includes market opportunity data from PA Consulting. If any data in the registration statements relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that the consent of PA Consulting Group Inc. is being filed as exhibit number 23.5 to the Amended Registration Statement.

30.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxvii and xxviii of the Amended Registration Statement.

31.	We note that certain of the underwriters of your IPO performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to each underwriter that are contingent on completion of the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page xxvii of the Amended Registration Statement.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Philippa Bond, P.C. of Kirkland & Ellis LLP at (310) 552-4222 or Monica Shilling, P.C. of Kirkland & Ellis LLP at (310) 552-4355.

Very truly yours,

ARES ACQUISITION CORPORATION

By:	/s/ Anton Feingold
Name: Anton Feingold
Title: Corporate Secretary

Enclosures

cc:	Philippa Bond, P.C.

Monica Shilling, P.C.

H. Thomas Felix

Dov Kogen

Kirkland & Ellis LLP

Paul F. Sheridan

Rachel W. Sheridan

Nicholas P. Luongo

John J. Slater

Latham & Watkins LLP